Exhibit 21.1

LIST OF SUBSIDIARIES OF THE REGISTRANT

The following are the subsidiaries of Vivani Medical, Inc, omitting certain subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary:

Name	State or Other Jurisdiction of Organization
Cortigent, Inc.	Delaware
Nano Precision Medical, Inc.	California
Vivani Medical Australia Pty Ltd	Australia